EXHIBIT 12
GOODRICH CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(In millions, except for ratios)

	NINE MONTHS ENDED	YEAR ENDED DECEMBER 31
	SEPTEMBER 30, 2009	2008	2007	2006	2005	2004
COMPUTATION OF EARNINGS:
Income from continuing operations before income taxes	$630.2	$984.6	$737.4	$470.5	$368.3	$213.9

Add back:
Interest expense, net of capitalized interest	89.4	111.3	123.6	124.3	128.6	138.5
Portion of rent expense representing interest	10.5	14.6	14.8	13.8	14.6	12.2
Amortization of debt issuance costs	0.8	1.1	1.3	1.7	2.3	2.5
Earnings from equity investments	6.3	(2.7)	3.8	1.1	(1.9)	0.3

EARNINGS	$737.2	$1,108.9	$880.9	$611.4	$511.9	$367.4

COMPUTATION OF FIXED CHARGES:
Interest expense, net of capitalized interest	$89.4	$111.3	$123.6	$124.3	$128.6	$138.5
Portion of rent expense representing interest	10.5	14.6	14.8	13.8	14.6	12.2
Amortization of debt issuance costs	0.8	1.1	1.3	1.7	2.3	2.5
Capitalized interest	1.5	4.5	4.7	4.6	1.4	0.5

FIXED CHARGES	$102.2	$131.5	$144.4	$144.4	$146.9	$153.7

RATIO OF EARNINGS TO FIXED CHARGES	7.21	8.43	6.10	4.23	3.48	2.39